

June 12, 2012

Via E-mail
Christopher T. Carney
Interim Chief Financial Officer
Applied Minerals, Inc.
110 Greene Street, Suite 1101
New York, NY 10012

> **Re: Applied Minerals, Inc**
> **Amendment No. 3 to Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed June 1, 2012**
> **File No. 000-31380**

Dear Mr. Carney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form 10-K for Fiscal Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note the revised audit report in response to prior comment 4. We note the fourth paragraph of your revised audit report states that your independent registered public accounting firm's attestation report on internal control over financial reporting dated March 15, 2012 expressed an <u>unqualified</u> opinion. However, we note that the attestation report of your independent accountant on internal control over financial reporting dated March 15, 2012 included on page F-2 expressed an <u>adverse</u> opinion. Please advise your independent accountant to correct this apparent inconsistency and amend your Form 10-K to file the revised audit report.

<u>Report of Independent Registered Public Accounting Firm on Internal Control Over Financial
Controls, page F-2</u>

2.   We note your independent registered public accounting firm's report on internal control
over financial reporting included here did not comply with PCAOB Auditing Standard
No. 5 in the following respects:
*   The scope paragraph should be revised to reflect an audit of the Registrant's
internal control over financial reporting based on the framework used to evaluate
the effectiveness of the registrant's internal control over financial reporting.
*   The report should be revised to include the elements as required by the paragraphs
85(b), (c), (d) and (h) of Auditing Standard No. 5.
*   The opinion paragraph opines on management's assessment of internal control
over financial reporting. The opinion should be on the Registrant's internal
control over financial reporting. Refer to paragraph 85(k) of Auditing Standard
No. 5.
Please advise your independent accountant to revise their report, as appropriate, and
further amend your Form 10-K to file the revised attestation report on your internal
control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining